NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Accretive Health, Inc. (the 'Trust') from listing and registration on the Exchange at the opening of business on August 12, 2014, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken because the Company is a late filer and has not filed with the Securities and Exchange Commission (the 'SEC') its December 31, 2012 Form 10-K (the '2012 Form 10-K') and certain of its fiscal 2013 Form 10-Q filings. On March 12, 2014, the Company announced that it anticipated that it will not be able to complete the filing of its 2012 Form 10-K by March 19, 2014, the maximum allowable trading period under Section 802.01E of the NYSE's Listed Company Manual (the 'Manual'). 1. Section 802.01E of the Manual provides that in the case of a company that fails to file its annual report (Forms 10-K, 10-KSB, 20-F, 40-F or N-CSR) with the SEC in a timely manner, if the Exchange deems it necessary or appropriate in the public interest or for the protection of investors, trading in any security can be suspended immediately. 2. NYSE Regulation, on March 12, 2014, determined that the Common Stock should be suspended from trading before the opening of the trading session on March 17, 2014, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on March 11, 2014 and by letter on March 12, 2014. 3. Pursuant to the above authorization, a press release was issued on March 12, 2014, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on March 12, 2014 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on March 17, 2014. 4. The Company had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On March 26, 2014 the Exchange received a letter from the Company to request a hearing before the Committee concerning the Staff's determination, in accordance with Section 804.00 of the Exchange's Listed Company Manual, subsequently, the Company withdrew the appeal on June 17, 2014. Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.